Exhibit 99.1

TITAN MEDICAL INC.

Unaudited Condensed Interim Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(IN UNITED STATES DOLLARS)

TITAN MEDICAL INC.

Unaudited Condensed Interim Balance Sheets

As at September 30, 2019 and December 31, 2018

(In U.S. Dollars)

	Note	September 30, 2019	December 31, 2018
Assets
Current Assets:
Cash and cash equivalents		$1,170,385	$11,471,243
Amounts receivable		141,266	143,225
Deposits	7	2,328,959	8,541,630
Prepaid expense		587,390	586,581

Total Current Assets		$4,228,000	$20,742,679
Patent Rights	3	1,499,365	1,172,485

Total Assets		$5,727,365	$21,915,164

Liabilities
Current Liabilities:
Accounts payable and accrued liabilities	4	$12,272,769	$6,447,888
Warrant liability	2b, 5	10,349,504	11,250,167

Total Liabilities		$22,622,273	$17,698,055

Shareholders’ Equity (Deficiency)
Share Capital	6	$192,305,956	$170,502,394
Contributed Surplus		8,056,772	6,652,409
Deficit		(217,257,636)	(172,937,694)

Total Equity / (Deficiency)		$(16,894,908)	$4,217,109

Total Liabilities and Equity / (Deficiency)		$5,727,365	$21,915,164

Commitments (Note 7)

Subsequent events (Note 10)

See notes to financial statements

Approved on behalf of the Board:

“signed”	“signed”
Charles Federico	David McNally
Chairman	President and CEO

TITAN MEDICAL INC.

Unaudited Condensed Interim Statement of Shareholders’ Equity and Deficit

For the Periods Ended September 30, 2019 and 2018

(In U.S. Dollars)

	Note	Share Capital Number	Amount	Contributed Surplus	Warrants	Deficit	Total Equity
Balance – December 31, 2017		12,686,723	$154,016,519	$5,146,784	$741,917	$(150,298,422)	$9,606,798
Issued pursuant to agency agreement		8,975,126	28,424,732	—	—	—	28,424,732
Warrant liability issued during the period			(11,509,338)				(11,509,338)
Share issue expense			(1,546,800)	—	—	—	(1,546,800)
Issued Other		7,500	66,234	—	—	—	66,234
Warrants exercised during the period		6,500	59,998	—	—	—	59,998
Warrants expired during the period		—	741,917	—	(741,917)	—	—
Stock based compensation		—	—	1,151,933	—	—	1,151,933
Net and Comprehensive loss		—	—	—	—	(14,228,570)	(14,228,570)

Balance – September 30, 2018		21,675,849	$170,253,262	$6,298,717	$—	$(164,526,992)	$12,024,987

Balance – December 31, 2018		21,675,849	$170,502,394	$6,652,409	$—	$(172,937,694)	$4,217,109
Issued pursuant to agency or common share purchase agreement	6a	10,873,044	16,717,131	—	—	—	16,717,131
Share issue expense			(1,915,612)	—	—	—	(1,915,612)
Warrants exercised during the period	6a	1,018,506	7,002,043		—	—	7,002,043
Stock based compensation	6b	—	—	1,404,363	—	—	1,404,363
Net and Comprehensive loss		—	—	—	—	(44,319,942)	(44,319,942)

Balance – September 30, 2019		33,567,399	$192,305,956	$8,056,772	$—	$(217,257,636)	$(16,894,908)

See notes to financial statements

TITAN MEDICAL INC.

Unaudited Condensed Interim Statement of Net and Comprehensive Loss

For the Three and Nine Months Ended September 30, 2019 and 2018

(In U.S. Dollars)

	Note	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2019	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2018
Revenue:		—	—	—	—

Expenses:
Amortization		$7,300	$20,766	$5,371	$22,485
Consulting fees		317,771	1,038,268	134,009	505,197
Stock based compensation	6b	412,956	1,404,364	428,528	1,151,933
Insurance		122,588	357,200	120,434	136,391
Management salaries and fees		394,978	1,793,444	622,910	2,062,909
Marketing and investor relations		72,922	281,598	55,395	226,393
Office and general		336,609	531,016	110,106	344,733
Professional fees		190,800	597,645	142,299	466,766
Rent		17,595	46,346	23,602	73,395
Research and Development		16,570,480	49,339,766	9,143,987	18,664,336
Travel		95,358	243,353	64,430	250,327
Foreign exchange (gain)/loss		(68,045)	(26,998)	286,152	(646,245)

		$18,471,312	$55,626,768	$11,137,223	$23,258,620
Finance Income (cost):
Interest		$19,314	$113,532	$93,894	$176,877
Gain (Loss) on change in fair value of warrants	2b, 5	16,887,802	13,021,129	4,075,833	9,928,944
Warrant liability issue cost		—	(1,827,835)	(566,960)	(1,075,771)

		$16,907,116	$11,306,826	$3,602,767	$9,030,050

Net and Comprehensive Loss For The Period		$1,564,196	$44,319,942	$7,534,456	$14,228,570

Basic and Diluted Loss Per Share		$0.05	$1.54	$0.41	$0.95

Weighted Average Number of Common Shares
Basic and Diluted		31,990,989	28,807,958	18,253,430	14,936,375

See notes to financial statements

TITAN MEDICAL INC.

Unaudited Condensed Interim Statements of Cash Flows

For the Three and Nine Months Ended September 30, 2019 and 2018

(In U.S. Dollars)

	Three Months Ended Sept 30, 2019	Nine Months Ended Sept 30, 2019	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2018
Cash provided by (used in):

Operating activities:
Net loss for the period	$(1,564,196)	$(44,319,942)	$(7,534,456)	$(14,228,570)
Items not involving cash:
Amortization	7,300	20,766	5,371	22,485
Stock based compensation	412,956	1,404,364	428,528	1,151,933
Other share compensation	—	—	—	66,234
Warrant liability-fair value adjustment	(16,887,802)	(13,021,129)	(4,075,833)	(9,928,944)
Warrant liability-foreign exchange adjustment	(70,394)	(33,769)	283,894	(651,762)
Changes in non-cash working capital items:
Amounts receivable, prepaid expenses and deposits	6,497,151	6,213,821	(444,935)	(2,263,365)
Accounts payable and accrued liabilities	40,992	5,824,881	250,756	2,221,239

Cash used in operating activities	$(11,563,993)	$(43,911,008)	$(11,086,675)	$(23,610,750)

Financing activities:
Net proceeds from issuance of common shares and warrants	2,582,885	33,957,796	18,051,242	26,908,982

Cash provided by financing activities	$2,582,885	$33,957,796	$18,051,242	$26,908,982

Investing Activities:
Cost of Patents	(168,690)	(347,646)	(100,867)	(197,906)

Cash used in investing activities	$(168,690)	$(347,646)	$(100,867)	$(197,906)

Increase (Decrease) in cash and cash equivalents	(9,149,798)	(10,300,858)	6,863,700	3,100,326
Cash and cash equivalents, beginning of the period	10,320,183	11,471,243	22,367,119	26,130,493

Cash and cash equivalents, end of the period	$1,170,385	$1,170,385	$29,230,819	$29,230,819

Cash and cash equivalents comprise:
Cash	$499,637	$499,637	$261,935	$261,935
Cash Equivalents	670,748	670,748	28,968,884	28,968,884

	$1,170,385	$1,170,385	$29,230,819	$29,230,819

See notes to financial statements

TITAN MEDICAL INC.

Notes to the Unaudited Condensed Interim Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(In U.S. Dollars)

1.	DESCRIPTION OF BUSINESS

Nature of Operations:

The Company’s business continues to be in the research and development stage and is focused on the continued research and development of the next generation surgical robotic platform. In the near term, the Company will continue efforts to complete product development and proceed to pre-clinical and confirmatory human studies and satisfaction of appropriate regulatory requirements. Upon receipt of regulatory approvals, the Company will transition from the research and development stage to the commercialization stage. The completion of these latter stages will be subject to the Company receiving additional funding in the future.

The Company is incorporated in Ontario, Canada in accordance with the Business Corporations Act. The address of the Company’s corporate office and its principal place of business is Toronto, Canada.

Basis of Preparation:

(a)	Statement of Compliance

These condensed interim financial statements for the three and nine months ending September 30, 2019 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).

These condensed interim financial statements should be read in conjunction with the Company’s 2018 annual financial statements which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The condensed interim financial statements have been prepared using accounting polices consistent with those used in the Company’s 2018 annual financial statements as well as any amendments, revisions and new IFRS, which have been issued subsequently and are appropriate to the Company.

The condensed interim financial statements were authorized for issue by the Board of Directors on November 14, 2019.

(b)	Basis of Measurement

These condensed interim financial statements have been prepared on the historical cost basis except for the revaluation of the warrant liability, which is measured at fair value.

(c)	Functional and Presentation Currency

These condensed interim financial statements are presented in United States dollars (“U.S.”), which is the Company’s functional and presentation currency.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Use of Estimates and Judgements

The preparation of financial statements in conformity with IAS 34, Interim Financial Reporting requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of provisions at the date of the condensed interim financial statements and the reported amount of expenses during the year. Financial statement items subject to significant judgement include, the measurement of stock-based compensation and the fair value estimate of the initial measurement of new or modified warrant liabilities and the remeasurement of unlisted warrant liabilities. While management believes that the estimates and assumptions are reasonable, actual results may differ.

TITAN MEDICAL INC.

Notes to the Unaudited Condensed Interim Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(In U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

These condensed interim financial statements have been prepared in accordance with accounting principles applicable to going concern, which contemplates that the Company will be able to realize its assets and settle its liabilities as they come due during the normal course of operations for the foreseeable future. The Company has shareholders’ deficiency of $217,257,636 and current losses of $44,319,942. The Company currently does not generate any revenue (other than interest income on its cash balances) and accordingly it is primarily dependent upon equity financing for any additional funding required for development and operating expenses. The Company expects that approximately $72 million in incremental funding is needed, to the end of 2020 to maintain its currently anticipated pace of development. If additional funding is not available, the pace of the Company’s product development plan may be reduced. These conditions indicate a material uncertainty that may cast significant doubt on the ability of the Company to continue as a going concern if additional funding is not secured.

Fair Value

The Black-Scholes model used by the Company to determine fair values of stock options, warrants and broker warrants was developed for use in estimating the fair value of the stock options and warrants.

(b)	Warrant Liability

Certain of the Company’s warrants have exercise prices that are not fixed and as such in accordance with IAS 32, they must be recorded as a derivative financial liability. This applies both in the case where the Company’s warrants are denominated in a currency (Canadian dollars) other than the Company’s functional currency (U.S. dollars), and when a warrant is issued with a cashless exercise option. In each case, these warrants are initially measured at fair value and subsequent changes in fair value are recorded through Net and Comprehensive Loss for the year. At September 30, 2019, the Warrant Liability of listed warrants was adjusted to fair value measured at the market price of the listed warrants and the Warrant Liability of unlisted warrants was adjusted to fair value using the Black-Scholes formula. The Black-Sholes calculation for the unlisted warrants was determined initially using a comparable warrant quoted in an active market, adjusted for differences in the terms of the warrant. At March 31, 2019, it was determined that the comparable warrant was no longer an effective benchmark and the Company began to use the market price and volatility of the Company’s common shares adjusted for differences in the terms of the warrant.

(c)	Fair Value Measurement

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are directly or indirectly observable:

Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of the warrant liability relating to listed and unlisted warrants is initially based on level 2 significant observable inputs and at subsequent dates is adjusted using Level 1 inputs for listed warrants and level 2 inputs for unlisted warrants.

TITAN MEDICAL INC.

Notes to the Unaudited Condensed Interim Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(In U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Adoption of New Accounting Standard

IFRS 16 Leases

IFRS 16 Leases, superseded the requirements in IAS 17, IFRIC-15 and SIC-17. The new standard is effective for annual periods beginning on or after January 1, 2019. Since the Company is not currently party to a lease with a life of one year or longer, this standard has no effect on the current condensed interim financial statements for the three and nine months ended September 30, 2019. See Note 9 – Leases and Note 10 – Subsequent Events for details on the Company’s leases signed after September 30, 2019.

3.	PATENT RIGHTS

For the nine months ended September 30, 2019	Cost	Accumulated Amortization & Impairment Losses	Net Book Value
Balance at December 31, 2018	$1,398,713	$(226,228)	$1,172,485
Additions during the period	347,646	—	347,646
Amortization in the period	—	(20,766)	(20,766)

Balance at September 30, 2019	$1,746,359	$(246,994)	$1,499,365

4.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The balance of accounts payable and accrued liabilities at September 30, 2019 is $12,272,769 (December 31, 2018 – $6,447,888). The majority of the payables relate to amounts owed to the Company’s R&D suppliers amounting to $11,005,538, for legal and insurance an amount of $873,725 and the balance relating to regular business operations.

TITAN MEDICAL INC.

Notes to the Unaudited Condensed Interim Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(In U.S. Dollars)

5.	WARRANT LIABILITY

	Nine Months Ended September 30, 2019		Year Ended December 31, 2018
	Number of Warrants	Amount	Number of Warrants	Amount
Opening Balance	13,901,859	$11,250,167	4,933,231	$17,849,460
Issue of warrants expiring, April 10, 2023	—	—	1,295,554	5,212,087
Issue of warrants expiring, August 10, 2023	—	—	7,679,574	6,297,251
Issue of warrants expiring, March 21, 2024	8,455,882	15,897,059	—	—
Warrants exercised during the period	(1,018,506)	(3,742,824)	(6,500)	(28,949)
Warrants expired during the period	(135,824)	—	—	—
Foreign exhange adjustment during the period	—	(33,769)	—	(984,462)
Fair value adjustment during the period	—	(13,021,129)	—	(17,095,220)

Ending Balance	21,203,411	$10,349,504	13,901,859	$11,250,167

6.	SHARE CAPITAL

a)         Authorized:         unlimited number of common shares, no par

            Issued:                 33,567,399 (December 31, 2018: 21,675,849)

Exercise prices of units, certain warrants and options are presented in Canadian currency when they are exercisable in Canadian dollars unless otherwise noted.

On August 29, 2019, the Company entered into a common share purchase agreement (the “Aspire Agreement”) with Aspire Capital Fund, LLC (“Aspire Capital”) whereby Aspire Capital committed to purchase up to $35 million of common shares of Titan at Titan’s request from time to time, until February 28, 2022 (the “Aspire Transaction”). On commencement of the Aspire Agreement, Titan immediately sold to Aspire 1,777,325 (“Common Shares”), representing 5.3% of the Common Shares then issued and outstanding, at a price of US $1.6879 per Common Share for gross proceeds of $3.0 million and issued to Aspire Capital 639,837 Common Shares, representing 1.9% of the Common Shares then issued and outstanding as consideration for entering into the Aspire Agreement. Northland Securities, Inc. acted as the Company’s agent and financial advisor in connection with the offering and pursuant to an agency agreement, was paid a cash fee of $160,000. The gross proceeds of $3.0 million, net of costs and fees of $417,113 has been included in capital in the three months ended September 30, 2019.

On March 21, 2019, Titan completed an offering of securities made pursuant to an agency agreement dated March 18, 2019 between the Company and Bloom Burton Securities Inc. (the “Agent”). The Company sold 8,455,882 Units under the Offering at a price of US $3.40 per Unit for gross proceeds of approximately $28,750,000 ($25,426,744 net of closing cost including cash commission of $2,012,500). Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of US $4.00 and expiring March 21, 2024. The warrants were valued at $15,897,059 based on the value determined by the Black-Scholes model and the balance of $12,852,941 was allocated to common shares.

TITAN MEDICAL INC.

Notes to the Unaudited Condensed Interim Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(In U.S. Dollars)

6.	SHARE CAPITAL (continued)

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 591,911 Common Shares at a price of US $3.40 per share prior to expiry on March 21, 2021. The broker warrants were valued using the Black-Sholes model and the value of $864,190 was accounted for as an increase in the closing costs and allocated between the shares and the warrants.

During the quarter ended September 30, 2019 no warrants were exercised.

During the quarter ended March 31, 2019, 1,018,506 warrants were exercised for total proceeds of $3,259,219. The fair value of the exercised warrants was $3,742,824 which was reclassed from warrant liability to common stock.

On August 10, 2018 Titan Completed an offering of securities made pursuant to an agency agreement dated August 7, 2018 between the Company and Bloom Burton Securities Inc. (the “Agent”). The Company sold 7,679,574 Units under the Offering at a price of US $2.50 per Unit for gross proceeds of approximately $19,198,935 ($17,464,711 net of closing cost including cash commission of $1,343,925). Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of US $3.20 and expiring August 10, 2023. The warrants were valued at $6,297,251 based on the value determined by the Black-Scholes model and the balance of $12,901,684 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 537,570 Common Shares at a price of US $2.50 per share prior to expiry on August 10, 2020.

On June 19, 2018 a share consolidation of 30:1 was completed and the Company’s outstanding common shares were adjusted from 419,888,250 to 13,996,275. All references to the common shares, warrants and stock options, prior to June 20, 2018, have been updated in the notes to reflect the 1:30 reverse stock split.

On April 10, 2018 Titan completed an offering of securities made pursuant to an agency agreement dated April 3, 2018 between the Company and Bloom Burton Securities Inc. The Company sold 1,126,664 Units under the Offering at a price of CDN $9.00 per Unit for gross proceeds of approximately $8,035,941 ($7,211,320 net of closing costs including cash commission of $562,516). Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $10.50 and expiring April 10, 2023. The warrants were valued at $4,553,700 based on the value determined by the Black-Scholes model and the balance of $3,482,241 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 78,867 Common Shares at a price of CDN $9.00 per share prior to expiry on April 10, 2020.

On May 10, 2018 Titan announced the completion of the over-allotment option granted to Bloom Burton Securities Inc. as agent for its offering at a price of CDN $9.00 per Unit completed on April 10, 2018 was exercised and the Company sold an additional 168,888 Units at the offering price for additional gross proceeds of $1,189,856 ($1,100,238 net of closing costs including cash commission of $76,988). Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $10.50 and expiring April 10, 2023. The warrants were valued at $658,387 based on the value determined by the Black-Scholes model and the balance of $531,469 was allocated to common shares.

TITAN MEDICAL INC.

Notes to the Unaudited Condensed Interim Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(In U.S. Dollars)

6.	SHARE CAPITAL (continued)

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 10,928 Common Shares at a price of CDN $9.00 per share prior to expiry on April 10, 2020.

b) Stock Options and Compensation Options

On May 29, 2019, the shareholders of Titan approved an increase of its reserve for options from 10% and set aside up to 15% of the issued and outstanding shares of Titan for granting of options to employees, officers, consultants and advisors. At September 30, 2019, 3,320,030 common shares (December 31, 2018: 1,241,803) were available for issue in accordance with the Company’s stock option plan. The terms of these options are determined by the Board of Directors.

Options are issued to vest immediately or when used as a long-term incentive, are commonly issued over a vesting period of up to seven years. The expense related to options with a vesting period are recorded over the vesting period in accordance with the terms of the options. For the nine months ended September 30, 2019, $1,404,364 of stock-compensation expense was recognized (September 30, 2018 – $1,151,933).

On May 29, 2019, the shareholders approved amendments to the exercise prices of options previously granted to Executive Officers and Other Employees of the Company under the Option Plan. The Exercise price was amended to be US$3.40 (CDN $4.54), being the higher of the March 21, 2019 offering price of US$3.40 and the five-day volume weighted average price as determined as of the close of business on May 28, 2019.

In accordance with IFRS 2, the options affected by the amendments were revalued just prior to the amendment and just after the amendment based on the values determined by the Black-Scholes model. The incremental value of CDN $622,460 (US $475,622) is to be recognized as stock based compensations with CDN $382,390 (US $292,184) recognized in the period ended June 30, 2019 and CDN $240,070 (US$183,437) to be amortized and recognized as stock-based compensation over the remaining vesting period in accordance with the vesting schedule of each particular option agreement.

The amended fair value of all affected share-based payment plans was measured based on the Black-Scholes formula. Expected volatility was estimated by considering historic average share price volatility. The weighted average inputs used in the measurement of fair values at the amendment date of the share-based option plan were as follows:

	May 29, 2019 before the amendments	May 29, 2019 after the amendments
Fair Value at grant	CDN $0.01-$1.40	CDN $1.06-$2.10
Share price at grant	CDN $3.47	CDN $3.47
Exercise price	CDN $12.90-$51.60	CDN $4.54
Expected Volatility	98.6%-99.4%	98.6%-99.4%
Expected Option Life	1.0-3.5 years	1.0-3.5 years
Expected dividends	Nil	Nil
Risk free interest rate (based on government bonds)	1.48%-1.57%	1.48%-1.57%

TITAN MEDICAL INC.

Notes to the Unaudited Condensed Interim Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(In U.S. Dollars)

6.	SHARE CAPITAL (continued)

A summary of the status of the Company’s outstanding stock options as of September 30, 2019 and December 31, 2018 and changes during the periods ended on those dates is presented in the following table:

	Nine Months ended September 30, 2019[1]		Year ended December 31, 2018[1]
Stock Options – CDN $ denominated	Number of Stock Options	Weighted average Exercise Price (CDN)	Number of Stock Options	Weighted average Exercise Price (CDN)
Balance Beginning	875,433	$18.20	591,609	$21.30
Granted	35,719	4.54	322,517	13.51
Expired/Forfeited	(50,115)	31.66	(38,693)	24.90

Balance Ending	861,037	$5.92	875,433	$18.20

Stock Options – US $ denominated	Number of Stock Options	Weighted average Exercise Price (USD)	Number of Stock Options	Weighted average Exercise Price (USD)
Balance Beginning	50,349	$1.55	—	—
Granted[2]	843,693	2.72	50,349	$1.55
Expired/Forfeited	(40,000)	3.72	—	—

Balance Ending	854,042	$2.65	50,349	$1.55

1.	After giving consideration for 30:1 share consolidation effected June 2018.
2.	Certain options granted in the period ending September 30, 2019 will vest in accordance with vesting schedules and milestones over a period up to 4 years.

TITAN MEDICAL INC.

Notes to the Unaudited Condensed Interim Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(In U.S. Dollars)

6.	SHARE CAPITAL (continued)

The weighted-average remaining contractual life and weighted-average exercise price of options outstanding and of options exercisable as at September 30, 2019 are as follows:

Canadian Dollar Denominated Options

Exercise Price (CDN)	Number Outstanding	Weighted-average remaining contractual life (years)	Options Exercisable
$ 3.28	31,498	5.92	31,498
$ 4.50	18,936	3.53	18,936
$ 4.54	743,122	7.16	349,909
$ 4.80	3,040	0.96	3,040
$ 7.49	5,590	5.77	5,590
$ 9.00	11,481	5.77	11,481
$ 9.60	1,105	1.02	1,105
$11.70	6,667	1.19	6,667
$12.00	1,948	1.18	1,948
$30.00	28,260	1.90	28,260
$30.60	2,096	1.23	2,096
$32.40	810	1.33	810
$41.70	658	0.21	658
$45.30	560	0.87	560
$51.60	5,266	0.69	5,268

	861,037	4.37	467,826

US Dollar Denominated Options

Exercise Price (USD)	Number Outstanding	Weighted-average remaining contractual life (years)	Options Exercisable
$1.55	50,349	2.22	50,349
$2.20	469,420	6.79	2,165
$3.40	294,273	6.62	197,273
$3.72	40,000	2.95	—

	854,042	6.28	249,787

Total	1,715,079	5.32	717,613

The weighted average exercise price of Canadian dollar denominated options outstanding is CDN $5.92 and CDN $7.08 for options that are exercisable. The weighted average exercise price of US dollar denominated options outstanding is US $2.65 and US $3.02 for options that are exercisable.

TITAN MEDICAL INC.

Notes to the Unaudited Condensed Interim Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(In U.S. Dollars)

6.	SHARE CAPITAL (continued)

Options are granted to Directors, Officers, Employees and Consultants at various times. Options are to be settled by physical delivery of shares. Options and the terms of each issue over the nine months ended September 30, 2019 are outlined below.

Grant date/ Recipient	Number of Options	Vesting Conditions	Contractual Life of Options
February 14, 2019, options granted to a Consultant	40,000	Options may vest over a 15-month vesting schedule	3 years

May 29, 2019, options granted to a Director	253,000	Options vest over a specified vesting period not exceeding 4 years	7 years

June 28, 2019, options granted to an Employee	10,000	Options vest as to 1/3 of the total number of Options granted, every year from Option Date	7 years

July 18, 2019, options granted to a Director	25,719	Options vest immediately	7 years

July 19, 2019, options granted to a Director	41,273	Options vest immediately	7 years

July 19, 2019, options granted to an employee	467,255	Options vest as to 1/4 of the total number of Options granted, every year from Option Date	7 years

July 19, 2019, options granted to a Consultant	2,165	Options vest immediately	3 years

September 9, 2019, options granted to a Consultant	40,000	Options may vest over an 18-month vesting schedule based on success factors	3 years

Inputs for Measurement of Grant Date Fair Values

The grant date fair value of all share-based payment plans was measured based on the Black-Scholes formula. Expected volatility was estimated by considering historic average share price volatility. The weighted average inputs used in the measurement of fair values at grant date of the share-based option plan were as follows:

	2019	2018
Fair Value at grant	USD $1.48	CDN $5.99
Share price at grant	USD $2.39	CDN $10.79
Exercise price	USD $2.79	CDN $11.97
Expected Option Life	3.48 years	3 years
Risk free interest rate (based on government bonds)	1.50%	1.90%
Expected Volatility	98.02%	90.12%
Expected dividends	Nil	Nil

For the purpose of this table above, Canadian dollar grants were translated to US dollars at the exchange rates on the date of each Grant.

TITAN MEDICAL INC.

Notes to the Unaudited Condensed Interim Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(In U.S. Dollars)

6.	SHARE CAPITAL (continued)

c)	Warrants

In addition to the warrants accounted for as a liability in Note 5 above, at September 30, 2019, the Company has issued, outstanding and exercisable, 1,324,626 broker warrants expiring between December 5, 2019 and March 21, 2021 (December 31, 2018 – 786,183 broker warrants expiring between March 16, 2019 and August 10, 2020).

7.	COMMITMENTS

As part of its program of research and development around the single-port robotic surgical system, the Company has outsourced certain aspects of the design and development to third party technology and development companies. At September 30, 2019 $12,389,899 in purchase orders remain outstanding (2018 – $14,490,933). The Company also has on deposit with a U.S. supplier $2,328,959 to be applied against future invoices (2018 – $8,541,630).

8.	RELATED PARTY TRANSACTIONS

During the three and nine months ended September 30, 2019, transactions between the Company directors, officers and other related parties were related to compensation matters in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Compensation paid to Executive Officers for the three and nine months ended September 30, 2019 amounted to $265,964 and $1,227,127 compared to $322,792 and $1,240,904 for the three and nine months ended September 30, 2018.

Officers and Directors of the Company control approximately 0.18% of the Company.

	September 30, 2019		December 31, 2018
	Number of Shares	%	Number of Shares	%
John Barker	32,714	0.10	31,714	0.15
Stephen Randall	22,993	0.07	21,643	0.10
David McNally	4,167	0.01	4,167	0.02
Bruce Wolff [1]	—	—	7,610	0.03
John Schellhorn	294	0.00	294	0.00

Total	60,168	0.18	65,428	0.30

Common Shares Outstanding	33,567,399	100%	21,675,849	100%

1:	Bruce Wolff retired as a Director effective May 29, 2019

TITAN MEDICAL INC.

Notes to the Unaudited Condensed Interim Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(In U.S. Dollars)

9.	OFFICE LEASE – NORTH CAROLINA

On September 4, 2019, the Company entered into a lease agreement with a third party to lease certain office space in Chapel Hill, NC. The term of the lease is 62 full months and the average monthly base rent is $8,320. The lease will commence once the space is ready-for-use which is currently projected to be in December 2019. Upon commencement, the Company shall recognize a right-of-use asset and a lease liability as required under IFRS 16.

10.	SUBSEQUENT EVENTS

Capital Financing

During the third quarter of 2019, the Company was unsuccessful in securing sufficient capital to maintain product development and regulatory activities at a pace that would allow accomplishment of its previously stated milestones. As a result, on October 15, 2019, the Company announced that it had withdrawn all forward-looking statements included in its continuous disclosure documents with respect to the cost and timing of the development of its robotic surgical system beyond the fourth quarter of 2019. On November 7, 2019, the Company announced that it had determined not to proceed with the public offering of units of the Company for which it filed a final short form prospectus on October 31, 2019.

The Company’s primary product development supplier has stopped all work with regard to the development of the Company’s robotic surgical system until such time as the Company can secure sufficient capital.

Recent Capital Transactions

On August 29, 2019, the Company entered into a Common Share Purchase Agreement (the “Agreement”) with Aspire Capital Fund, LLC. (“Aspire Capital”) whereby Aspire Capital has committed to purchase up to $35 million of common shares of the Company at the Company’s request from time to time, until February 28, 2022. In addition to the initial transaction described in Section 6 above, on each of November 7, 8, 11 and 12, 2019, under the terms of the Agreement, the Company sold to Aspire 100,000 common shares each date, for a total of 400,000 common shares at an average price of US$ 0.4252 per share for gross proceeds of $170,090.

Supplier Claim

On October 4, 2019, the Company received a demand letter related to a payment request from a service provider for all amounts the service provider believes it is owed by the Company, being US $2,902,916. On October 11, 2019, the Company responded to the service provider, declining the terms of the demands, advising the service provider that the service provider was in breach of the terms of the parties’ agreements. The Company further requested the service provider cease all work on behalf of the Company and offered to work towards a resolution of the parties’ claims.

On October 24, 2019, the Company was served with a summons for civil action by the service provider, indicating they had initiated a civil claim against the Company in the United States (the “Civil Claim”). The Civil Claim alleges that the Company has not paid the amounts owed under several invoices and the claim further alleges that the invoices total approximately US $5.0 million. The Company disputes the allegations set out in the Civil Claim and has engaged legal counsel to defend against them.

TITAN MEDICAL INC.

Notes to the Unaudited Condensed Interim Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(In U.S. Dollars)

10.	SUBSEQUENT EVENTS (continued)

The Company has included in its accounts payable as at September 30, 2019, the amounts invoiced by the service provider of $2.9 million. No additional amounts have been accrued as the amounts demanded are in dispute and the Company expects that adjustments to these invoices will be received in the form of credits and will reduce the amount expensed and ultimately payable by the Company.

Office Lease – Toronto

On October 8, 2019, the Company entered into a lease agreement with a third party to lease corporate office space in Toronto, Ontario. The term of the lease is 18 months from November 1, 2019 and the average monthly base rent is $6,863. Upon commencement, the Company shall recognize a right-of-use asset and a lease liability as required under IFRS 16.